SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of, September 2006

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      Ö            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Current Report on Form 6-K is being filed to be incorporated by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007.

Notice of Directors` Shareholdings in KT Corporation

Director	Title	September 1, 2006	Type of shares
Kook-Hyun Moon	Outside Director	290	Common share
Do-Hwan Kim	Outside Director	290	Common share
Kon-Sik Kim	Outside Director	290	Common share
Jeong-Ro Yoon	Outside Director	290	Common share
Sung-Deuk Park	Outside Director	210	Common share
Thae-Surn Khwarg	Outside Director	460	Common share
Jong-Kyoo Yoon	Outside Director	290	Common share
Stuart B. Solomon	Outside Director	40	Common share

Changes to KT Corporation’s Holdings in KTF

Reporting Date		Number of shares held by KT Corporation
		Description	Number of shares	Ratio (%)
Previous reporting date	August 4, 2006	Common shares	98,409,558	48.91
		Preferred	—	—
		Total	98,409,558	48.91

Current reporting date	September 6, 2006	Common shares	101,592,558	50.49
		Preferred	—	—
		Total	101,592,558	50.49

Changes		Common shares	3,183,000	1.58
		Preferred	—	—
		Total	3,183,000	1.58

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 7, 2006

KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director